

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2013

Via E-mail
Alan W. Dakey
President and Chief Executive Officer
Peoples Financial Services Corp.
82 Franklin Ave.
Hallstead, PA 18822

> **Re:** **Peoples Financial Services Corp.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed September 20, 2013**
> **File No. 333-190587**

Dear Mr. Dakey:

We have reviewed your amended registration statement and the related response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form S-4

The Merger

Certain Non-Public, Unaudited, Forward-Looking Information...page 47

1.   Disclaimers of responsibility that state or imply that investors are not entitled to rely on the prospectus disclosure are inappropriate. Please revise the fifth paragraph on page 47 as appropriate.

Penseco Financial Services Corporation - Form 10-K for the Fiscal Year Ended December 31, 2012

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Non-Equity Incentive Awards, page 30

2.   We note your response to prior comment 29 in our letter dated September 9, 2013. Please provide draft disclosure to be included in future filings identifying the specific corporate and individual performance goals used to determine non-equity incentive awards for executive officers, even if no compensation is granted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact David Lin at (202) 551-3552 or me at (202) 551-3464 with any questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney

cc: Via E-mail
        Scott A. Seasock
        Erik Gerhard, Esq.